Veris Gold Corp. Jerritt Canyon Operation Achieves Target Production and
Positive Operating Cash-flow for Q3, 2012

Vancouver, BC – October 16, 2012 – Veris Gold Corp. (TSX: VG) (OTCBB: YNGFD) (Frankfurt Xetra Exchange: NG6) is pleased to provide a production update for the third quarter of 2012 at its wholly-owned Jerritt Canyon gold mine and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd. (“Queenstake”), a wholly-owned subsidiary of Veris Gold Corp. (“VGC” or the “Company”).

In September the operation produced and shipped 12,882 ounces of gold from processing of underground and stockpiles of Jerritt Canyon ores. For the third quarter of 2012, gold produced and shipped totaled 35,523 ounces, on target with stated guidance.

Randy Reichert, Co-CEO and COO, commented, “The gold production achieved in September and overall in the third quarter demonstrates that the Jerritt Canyon operation is running well, producing as planned and has now achieved more than four months of steady state production. This is the greatest amount of organic gold production in any quarter from Jerritt Canyon since 2006 which represents a major milestone for the Company. Looking ahead, we will continue to ramp up to run rate production of 16,000 ounces per month by the end of December 2012.”

Shaun Heinrichs, Co-CEO and CFO added, “For Q3 2012, on a preliminary unaudited basis, the Jerritt Canyon operations achieved quarterly positive operating cash-flow for the first time since Q3 2007 and generated over $50.7M in gold sales revenue from our own ores. We are extremely pleased that the turn-around of the Company’s primary operating asset is now complete, and we look forward to delivering continued improvements to financial results going forward.”

The Company’s third quarter financial results will be released by November 12, 2012.

This news release was reviewed and approved by the Company's Co-CEO and COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations

Tel: (604) 688-9427
Email: rmoritz@verisgold.com

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.